Exhibit 99.1

September 18, 2023

STANDARD LITHIUM FILES TECHNICAL REPORT FOR THE SOUTH WEST ARKANSAS PROJECT

September 18, 2023 – El Dorado, AR, USA – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV:SLI) (NYSE American:SLI) (FRA:S5L), a leading near-commercial lithium company, announces that the Preliminary Feasibility Study for the South West Arkansas Project (the “Report”), as announced on August 8, 2023, has been filed.

The Report is available for review under the Company’s profile on SEDAR+ at www.sedar.com and on the Company’s website at www.standardlithium.com/projects/arkansas-smackover. For highlights of this Report, please refer to the Company’s press release dated 8 August 2023.

About the South West Arkansas Project

The South West Arkansas Project (“SWA Project”) is located approximately 15 miles west of the City of Magnolia in southwestern Arkansas. The SWA Project’s Indicated and Inferred Mineral Resource of 1.4 Mt and 0.4 Mt lithium carbonate equivalent, respectively, has some of the highest reported lithium brine concentrations in North America, averaging above 400 mg/L. The Preliminary Feasibility Study demonstrates robust economics, assuming production of at least 30,000 tonnes per year of battery-quality lithium hydroxide beginning in 2027 over a 20-plus year operating life.

The Company anticipates completing a FEED and Definitive Feasibility Study for the SWA Project in 2024 and beginning construction in 2025. Commercial production is expected in 2027, subject to continuing project definition, due diligence, project financing and receipt of future feasibility studies.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the United States. The Company prioritizes brine projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. The Company aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully-integrated Direct Lithium Extraction (“DLE”) and purification process. The Company’s signature projects, the Phase 1A Project and the South West Arkansas Project, are located on the Smackover Formation in southern Arkansas near the Louisiana state line, a region with a long-standing and established brine processing industry. The Company has also identified a number of highly prospective lithium brine project areas in the Smackover Formation in East Texas and began an extensive brine leasing program in the key project areas.  In addition, the Company has an interest in certain mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

Qualified Person

Steve Ross, P.Geol., a qualified person as defined by National Instrument 43-101, and Vice President Resource Development for the Company, has reviewed and approved the relevant scientific and technical information in this news release.

Investor and Media Inquiries

Allysa Howell

Vice President, Corporate Communications

+1 720 484 1147

a.howell@standardlithium.com

Twitter: @standardlithium

LinkedIn: https://www.linkedin.com/company/standard-lithium/

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

2